ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

[redacted]

07027667

26th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Unaudited Financial Results for the
Quarter and Half-Year ended 30th September, 2007

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Half-Year ended 30th September, 2007, approved at the meeting of the Board of Directors of the Company held on 26th October, 2007.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Half-Year ended 30th September, 2007, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter and Half Year ended 30th September, 2007

(Rs. In Crores)

		Quarter ended 30.09.2007	Quarter ended 30.09.2006	Half Year ended 30.09.2007	Half Year ended 30.09.2006	Twelve months ended 31.03.2007 (Audited)
GROSS INCOME		5231.57	4682.60	10479.88	9371.45	19651.46
NET SALES TURNOVER	(1)	3273.38	2865.88	6567.21	5685.42	12179.22
OTHER INCOME	(2)	208.25	79.48	309.82	164.42	336.49
NET INCOME (1+2)		3481.63	2945.36	6877.03	5849.84	12515.71
Less:						
TOTAL EXPENDITURE	(3)	2347.59	1984.12	4614.89	3920.73	8585.73
a) (Increase) / decrease in stock-in-trade		15.88	(85.07)	14.96	(120.83)	(195.89)
b) Consumption of raw materials, etc.		1097.93	858.96	2156.94	1689.86	3705.96
c) Purchase of traded goods		342.46	435.44	687.39	840.62	1684.71
d) Employees cost		175.06	149.67	351.61	302.22	630.15
e) Depreciation		106.20	90.97	207.23	178.61	362.92
f) Other expenditure		610.06	534.15	1196.76	1030.25	2397.88
INTEREST (Net)	(4)	0.91	3.48	0.08	4.20	3.28
PROFIT BEFORE TAX (1+2-3-4)	(5)	1133.13	957.76	2262.06	1924.91	3926.70
Less:						
PROVISION FOR TAXATION	(6)	362.26	278.16	708.32	593.03	1226.73
PROFIT AFTER TAX (5-6)	(7)	770.87	679.60	1553.74	1331.88	2699.97
PAID UP EQUITY SHARE CAPITAL	(8)	376.39	375.73	376.39	375.73	376.22
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(9)	-	-	-	-	10003.78
EARNING PER SHARE (Rs.)	(10)					
On Profit after Tax						
- Basic (Rs.)		2.05	1.81	4.13	3.55	7.19
- Diluted (Rs.)		2.04	1.80	4.12	3.53	7.16
PUBLIC SHAREHOLDING	(11)					
- NUMBER OF SHARES		3734645541	3696501569	3734645541	3696501569	3706609279
- PERCENTAGE OF SHAREHOLDING		99.22	98.38	99.22	98.38	98.52

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 26th October, 2007.

(ii) Figures for the corresponding previous quarter, half year ended 30th September 2006 and year ended 31st March 2007 have been re-arranged, wherever necessary, to conform to the figures of the current quarter and half year.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) a) During this half year, Value Added Tax (VAT), central sales tax as applicable and trade tax in UP have been imposed on cigarettes and smoking mixtures. Consequently the Company's Cigarette and Smoking Mixture sales have been subject to additional taxation amounting to Rs. 404 Crores and Rs. 792 Crores for the quarter and half year ended 30th September, 2007 respectively. (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. Nil). Gross Income stated above is net of the incidence of these imposts.

b) Gross Income includes Rs. 1750 Crores and Rs. 3603 Crores for the quarter and half year ended 30th September, 2007 being Excise Duties and other Local Taxes. (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. 1737 Crores and Rs. 3522 Crores respectively).

(v) During the quarter, 17,20,940 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up Share Capital of the Company as on 30th September, 2007 stands increased to Rs. 376,39,43,720.

(vi) During the quarter, 1 investor complaint was received, which was promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vii) Provision for Taxation includes Rs. 4.58 Crores and Rs. 13.34 Crores for Fringe Benefit Tax for the quarter and half year ended 30th September, 2007 respectively. (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. 3.17 Crores and Rs. 6.25 Crores respectively).

(viii) Consequent to purchase of 2,16,25,455 shares of Technico Pty Ltd, Australia (Technico) by Russell Credit Ltd (Russell Credit, a wholly owned Investment subsidiary of the Company), Technico and its six wholly owned subsidiaries became wholly owned subsidiaries of Russell Credit and also of the Company, effective 17th August, 2007.

(ix) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2007 which needs to be explained.

ITC LIMITED

Unaudited Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2007

(Rs. in Crores)

	Quarter ended 30.09.2007	Quarter ended 30.09.2006	Half Year ended 30.09.2007	Half Year ended 30.09.2006	Twelve months ended 31.03.2007 (Audited)
1. Segment Revenue					
a) FMCG - Cigarettes - Gross	3271.71	3101.74	6713.20	6260.94	12833.70
- Net	1573.73	1409.71	3211.41	2829.57	5894.90
- Others - Gross	587.00	409.60	1129.24	769.28	1704.39
- Net	587.00	409.60	1129.24	769.28	1704.39
Total FMCG - Gross	**3858.71**	**3511.34**	**7842.44**	**7030.22**	**14538.09**
- Net	**2160.73**	**1819.31**	**4340.65**	**3598.85**	**7599.29**
b) Hotels - Gross	226.10	200.96	447.33	399.73	985.67
- Net	208.06	183.86	411.94	366.02	905.84
c) Agri Business - Gross	740.73	847.02	2127.39	1927.90	3501.28
- Net	740.73	847.02	2127.39	1927.90	3501.28
d) Paperboards, Paper & Packaging - Gross	614.53	522.00	1140.71	1023.48	2100.06
- Net	559.58	475.65	1038.34	931.80	1910.58
Total - Gross	**5440.07**	**5081.32**	**11557.87**	**10381.33**	**21125.10**
- Net	**3669.10**	**3325.84**	**7918.32**	**6824.57**	**13916.99**
Less : Inter-segment revenue - Gross	416.75	478.20	1387.81	1174.30	1810.13
- Net	395.72	459.96	1351.11	1139.15	1737.77
Gross sales / Income from operations	**5023.32**	**4603.12**	**10170.06**	**9207.03**	**19314.97**
Net sales / Income from operations	**3273.38**	**2865.88**	**6567.21**	**5685.42**	**12179.22**
2. Segment Results					
a) FMCG - Cigarettes	863.80	786.63	1802.90	1602.19	3172.15
- Others	(36.52)	(48.98)	(81.16)	(107.16)	(201.99)
Total FMCG	**827.28**	**737.65**	**1721.74**	**1495.03**	**2970.16**
b) Hotels	66.03	57.78	130.29	115.33	350.78
c) Agri Business	9.95	46.09	64.43	93.22	123.55
d) Paperboards, Paper & Packaging	125.56	110.86	212.14	215.48	416.78
Total	**1028.82**	**952.38**	**2128.60**	**1919.06**	**3861.27**
Less : i) Interest (Net)	0.91	3.48	0.08	4.20	3.28
ii) Other un-allocable income net of un-allocable expenditure	(105.22)	(8.86)	(133.54)	(10.05)	(68.71)
Total Profit Before Tax	**1133.13**	**957.76**	**2262.06**	**1924.91**	**3926.70**
3. Capital Employed					
a) FMCG - Cigarettes *			2272.85	1689.19	1996.70
- Others			1547.38	910.88	962.26
Total FMCG			**3820.23**	**2600.07**	**2958.96**
b) Hotels			1686.42	1385.88	1466.25
c) Agri Business			1066.87	970.81	1480.00
d) Paperboards, Paper & Packaging			2847.18	2047.00	2559.46
Total Segment Capital Employed			**9420.70**	**7003.76**	**8464.67**

*Before considering provision of Rs. 551 Crores (30.09.2006 - Rs. 475 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Greeting, Gifting & Stationery, Matches and Agarbattis.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) a) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / half year are after absorbing costs relating to the strategic e-Choupal initiative.

b) The performance of the Agri Business segment was adversely impacted during the quarter as a consequence of the Company having to dispose off agri commodities in the domestic market at prices lower than those paid to farmers through the e-Choupal network. This was due to ban on exports and imports at nil duties which along with subsidized auction sales depressed the prices in the domestic market. Further the rupee appreciation affected realizations on US $ denominated exports.

(5) Figures for the corresponding previous quarter, half-year ended 30th September 2006 and year ended 31st March 2007 have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 26th October, 2007
Place : Kolkata, India

For and on behalf of the Board

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter / half year ended 30th September, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33 *Engagements to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

Based on our review, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be correct.

For A. F. Ferguson & Co.
Chartered Accountants

(M. S. Dharmadhikari)
Partner
Membership No.: 30802

Place: Kolkata

Date: 26th October, 2007

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

26th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Half-Year ended 30th September, 2007

Further to our letter dated 26th October, 2007 forwarding the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2007, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

October 26, 2007

Financial Results for the quarter ended 30th September, 2007

Pre Tax Profit up 18.3%

ITC's **Net Turnover** for the quarter, at Rs.3273 crores, reflects a growth of 14.2% driven primarily by the robust scale up of the Foods, Lifestyle Retailing and Stationery businesses coupled with healthy growth in the Hotels and Paperboards and Packaging segments. The non-cigarettes businesses in aggregate grew by 17%.

The Company's **Pre-tax Profit** for the quarter at Rs.1133 crores grew by 18.3%. While **Post-tax Profit** at Rs.771 crores reflected a 13.4% growth, the underlying growth stood at 18.7%, after adjusting for the Rs 30 crores tax refund received in the corresponding quarter of the previous year. **Earnings Per Share** for the quarter stood at **Rs.2.05**.

FMCG - Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales growing 58% over last year.

The **'Bingo!'** range of salty snacks continued its strong growth momentum with wider distribution across targeted markets. The positive consumer response attests to the Company's ability to translate its deep consumer insight and understanding of the Indian palate into a delightful snacking experience.

Sales in the biscuit category grew by 54%. The product mix has further improved with enhanced sales of higher value variants like Milks, Creams and Cookies. The excise relief accorded in the budget to low and mid priced biscuits, consistent with the government's stated intention of promoting the processed food industry, has given a fillip to the sector. It is hoped that the government would consider the industry's representation favourably and extend the relief to the entire category. As part of the **Sunfeast Open** Tennis Championship, the business unveiled a Special edition of **Sunfeast Sachin Fit Kit** range of multi-grain biscuits co-created with Sachin Tendulkar, focusing on active health and fitness, a universal value proposition for consumers across all age groups.

In the Staples category, **'Aashirvaad Atta'** maintained its leadership position amongst the branded players with revenues growing by 44 % during the period. The product range was further boosted with the recent launch of **Aashirvaad MP blend Atta** to cater to specific consumer needs in select markets. Aashirvaad, *India's largest selling kitchen ingredients brand* witnessed the launch of its new range of **"Aashirvaad Select Organic Spices"**, which is produced to stringent quality standards. The Company has recently signed an MOU with the Government of Nagaland and the Spices Board for the development of the famed Naga chilli through a host of initiatives across the agri-value chain. Such an initiative, while underlining the Company's commitment to creating stakeholder value through service to society would further reinforce Aashirvaad's commitment towards providing healthy cooking aids for the discerning Indian homemaker.

The Confectionary category grew by 33 % driven mainly by Eclairs. The product range was further expanded with the launch of **'Mint-O Fresh Cool Green'** and **'Candyman Mango Licks'** during the quarter.

Lifestyle Retailing

The Lifestyle Retailing business with a strong growth of 21% during the quarter continued to increase its retail footprint with the addition of 3 new stores in strategically located malls. Distribution reach was further enhanced with the expansion of the 'exclusive brand outlet' network and increased presence in reputed 'large format stores' and key 'multi-brand outlets'

The resounding success of the **'Wills India Fashion Week'** (WIFW) held in September 2007 reinforced and strengthened the brand's association with high fashion and premium imagery. In line with the objective of making designer wear accessible and relevant to the Wills Lifestyle consumers, the business has collaborated with some of the leading fashion designers of the country to position premium offerings under the **'Wills Signature'** line. This has met with excellent response from the fashion conscious consumers. Wills Lifestyle is now recognised as one of the few multi-category luxury lifestyle brands as per a survey by the US based Time magazine.

In the popular segment, the **'John Players'** brand posted impressive gains with sales growing by 26% over last year fuelled by both increased volumes and improved realizations. The brand effectively leverages the celebrity association with youth icon **Hrithik Roshan** mustering increased consumer mind share.

The launch of **'Miss Players'** in the last quarter, which offers 'a vibrant wardrobe of cool casual-wear, exciting party-wear and chic work-wear' for the spirited young Indian woman, has been received very enthusiastically by the target consumers. This complete range complemented by a whole set of accessories is now being extended to reach exclusive stores and multi-brand outlets in malls and high-street locations in key consumption centres of the country.

The business continued to actively pursue opportunities in the **Exports** arena, establishing long-term partnerships with high potential customers. Manufacturing capacities have been augmented to take full advantage of the emerging growth opportunities.

Personal Care

Continuing with its tradition of bringing world class products to Indian consumers and building on the success of **'Essenza Di Wills'**, the exclusive range of fine fragrances and super premium personal products, the Company launched **'Fiama Di Wills'**, a premium range of **Shampoos** in eight metro markets.

A unique blend of nature and science, **'Fiama Di Wills'** shampoos are an outcome of 4 years of extensive product development by scientists at the ITC Research and Development Centre with the assistance of American product formulation experts. The fragrances for the various products have been developed in conjunction with leading international fragrance houses. The packaging is contemporary and the guiding design principle, including the cap closure, highlights the brand by combining round and organic natural form with a clean and scientific look. The shampoos, introduced in 2 convenient sizes are offered in 4 variants designed to deliver very specific needs to the consumers. The superior product and brand experience is a result of ITC's extensive and deep consumer insight.

The **'Fiama Di Wills'** range was further expanded with the launch of **Shower Gels**, which offer 3 transparent variants with suspended beads. Each variant provides a specific benefit to the consumer.

The Company has recently launched the **'Superia'** range of **Soaps and Shampoos** in the mass-market segment at select markets of Andhra Pradesh and Orissa. 'Superia' offers a range of four soap variants and two shampoo variants with a range benefit of Glowing skin and Shiny hair. The soap range includes Fragrant Flower with the fragrance of rose and lavender oil; Soft Sandal with the fragrance of sandal and almond oil; Natural Glow with neem and coconut oils and Healthy Glow with orange oil. The shampoo range includes Shiny Black with triple conditioners and with hibiscus and brahmi extracts and Vibrant Green with triple conditioners and amla and arnica extracts.

Greeting, Gifting & Stationery Business

The Stationery business grew impressively with sales increasing by 55% over last year. **'Classmate'**, which is the most widely distributed notebook brand in the country has now established itself as the most favoured notebook among school going children because of its superior whiteness and smoothness characteristics. The premium offering **'Paperkraft'** targeted at quality conscious executives and college goers is now widely available at all modern format stationery stores. In line with its **'Citizen First'** philosophy, the Company continues to contribute Re.1 for every notebook sold to its social responsibility initiatives.

Safety Matches & Incense Sticks

The business continued to build on its already strong market standing by leveraging synergies arising from the acquisition of Wimco Ltd by Russel Credit Ltd., (a wholly owned subsidiary of the Company) in the form of enhanced brand presence, rationalized sales and distribution structure, improved servicing of proximal markets and access to production capacities. The new product variants such as **'Aim Mega'** and **'Aim Metro'** launched at the

end of last quarter are now being extended across major cities and other select identified markets.

The Company's **'Mangaldeep'** brand of Agarbattis is fast emerging as the only national brand. Its market standing was further enhanced with the launch of **'Mangaldeep Yantra'**, which evokes the fragrance of a temple. This has been received very positively in the market. The business, which has witnessed a sales growth of 14%, has successfully collaborated with the small processors to meet exacting quality standards with six such processors having obtained the ISO 9001 quality certification.

FMCG-Cigarettes

The Company's unflinching pursuit of providing internationally benchmarked quality products has enabled it to sustain its leadership position in the industry. The business continued to invest in world-class information technology, improved marketing and distribution processes and high-tech manufacturing facilities to deliver enhanced and superior value to consumers with contemporary packaging, finer blends and improved productivity.

The cause for anxiety, however, stems from the steep increase in indirect taxes on cigarettes in India. During the quarter, the business suffered the full impact of VAT imposed by most States in India, central sales tax as applicable and trade taxes in the state of U.P along with the increase in excise duties on cigarettes in excess of 6% - all of which has affected the cigarette industry adversely. Despite lower volumes, the additional burden of indirect taxes during the quarter aggregated to Rs 411 crores, consequent to the staggering increase in such taxes of 29% per pack over the corresponding quarter of the previous year. Such high rates of taxation at nearly 132% of the value of the product (ex factory price net of taxes) will only drive consumers to switch to cheaper and inferior forms of tobacco, resulting in lower revenue collections by the Exchequer from this sector.

The requirement to print pictorial health warnings on tobacco product packs under the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) will further constrain the industry. While these provisions of COTPA are proposed to be made effective from 1st December2007, the scope and implementation processes including the timeline need to be rationalized. The company hopes that the Group of Ministers which has been set up to examine the issues arising from these provisions and make suitable recommendations, will take a pragmatic view keeping in mind the interests of the livelihood of 35 million people involved with the tobacco industry and India's status as the third largest tobacco producing country in the world.

Hotels

The Hotels business recorded steady growth during the quarter with Segment revenues growing by 13%, driven by improved REVPAR (revenue per available room) at most properties and superior food & beverage performance. The business moved away from the dual pricing methodology to Rupee billing from September to insulate itself from the impact of the appreciating rupee.

The renovation of the premium Towers block at ITC Hotel The Maurya New Delhi - The Luxury Collection is nearing completion. Similarly, comprehensive renovation and product upgradation programme is underway at 3 more properties in keeping with the Company's strategy of maintaining contemporariness and premium positioning as one of the finest hotel chains in the world.

The business made rapid progress as per the project timelines in the construction of its new super-deluxe luxury hotels at Bangalore and Chennai. During the quarter the business also acquired land at Hyderabad to build a premium property in the near future.

Paperboards, Specialty Paper & Packaging

The business regained its growth trajectory after the first quarter with segment revenues improving by 18% during the quarter. This was driven by the stabilization of the paperboard machine at Bhadrachalam after its rebuild and growth in sales of Value Added Paperboard. The positive performance of the Kovai mill continues with all-round improvement in efficiencies.

Rapid progress is being made in completion of the capacity augmentation projects – a new paper machine and an additional pulp mill, both at Bhadrachalam. The pulp mill with a capacity of 120000 tons of hardwood pulp, expected to be commissioned in the last quarter of this fiscal, will provide a distinct cost advantage, apart from removing the dependency on imported hardwood pulp, which has seen an unprecedented run-up in prices and adversely affected margins across the industry. The paper machine will augment capacity by about 1,00,000 TPA in 2008/09 and will drive growth with strong forward linkages with the stationery business.

In line with the Company's objective of achieving total self-sufficiency in fibre, the business is according high priority to its accelerated fibre programme for high yielding disease resistant clonal saplings developed by its in-house R&D. This project provides sustenance and livelihood to tribal farmers located in proximity to the paper mill. The business continues to provide free support and extension services for land development, planting of saplings and maintenance of plantations.

In the Packaging and Printing business, investments made in capacity augmentation at the Chennai unit are now providing superior and innovative packaging solutions for the cigarette business. Similarly, deliveries from the flexibles and carton lines, commissioned satisfactorily at Uttarakhand and Chennai, are progressively being scaled up to cater to the distinctive and innovative packaging requirements of the Foods business and other external customers. The business has also built up critical volumes in the supply of value added packaging to the Consumer Electronic industry from its Chennai facility.

Agri business

During the quarter, revenues of the Agri Business segment declined by 13%. The performance was adversely impacted as a consequence of the business having to dispose off agri commodities in the domestic market at prices lower than those paid to farmers through the eChoupal network. This was due to ban on exports and nil duty imports, which, along

with subsidized auction sales depressed prices in the domestic market. Further, the sharp appreciation of the rupee affected realizations on exports contracted in the past at US $ denominated rates.

Unforeseen circumstances apart, the business should regain its growth trajectory and profitability with market dynamics getting restored in the agri commodities sector. Apart from hedging, the business is re-negotiating prices for US $ denominated export orders to address the impact of the appreciating rupee.

Meanwhile the rural marketing initiatives were advanced further. Nineteen Choupal Saagars are now operational in the states of Madhya Pradesh, Maharashtra and UP. Further, the pilot for retail of horticulture products was extended during the quarter with the launch of four stores and nine shop-in-shops (through tie-ups with Food Bazaar and TruMart) in the cities of Hyderabad and Pune.

Strategic Investment

Consequent to the acquisition of the entire shareholding in Technico Pty. Ltd., Australia (Technico) by Russell Credit Limited, a wholly owned subsidiary of the Company (Russell Credit), Technico and its six wholly owned subsidiaries became wholly owned subsidiaries of Russell Credit and also of the Company, effective 17th August, 2007.

The acquisition is expected to provide ITC's salty snacks business strategic sourcing support, through secured long term access to high quality chip grade potato seeds. The Company also seeks to leverage Technico to make available superior quality horticulture produce to be retailed through the Choupal Fresh stores.

Consistent with the Company's philosophy of contributing to the development of the agriculture based rural economy, the acquisition will also provide a strong synergy to the potato based value chain, enhancing farmer capabilities through access to high quality seeds and internationally benchmarked practices in agronomy.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made steady progress during the quarter in its social and environmental initiatives.

The Company continued to intensify its footprint in the social sector by expanding to newer districts during the year and retained focus on the three main areas of interventions under **'Mission Sunehra Kal'**: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health and sanitation. The Company currently runs 61 social development projects in 44 districts spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Maharashtra, Madhya Pradesh, Uttar Pradesh, Rajasthan, Orissa, West Bengal and Bihar.

The Company's unique initiative of wasteland development through its Farm and Social Forestry Programmes was scaled up to take the total area under coverage to 75,000 hectares providing approximately 35 million person days of employment among the disadvantaged. The Company's Social Forestry Programme has so far promoted plantations covering 11,456 hectares in 380 villages reaching out to more than 13,000 poor households. Not only have their earnings per acre improved significantly, most beneficiaries have also ensured that their contribution to the Village Development Fund continues apace. Their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

The soil & moisture conservation programme, designed to assist farmers in identified moistures-stressed districts continued to expand its coverage during the quarter. To date, about 1,671 water-harvesting structures provide critical irrigation to about 15,857 hectares. In all, the watershed development programme today covers 30,053 hectares.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, the Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices have been supported with the promotion so far of more than 10,770 organic fertiliser units through vermi-composting and NADEP technologies.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Ninety-Five cattle development centres already cover more than 1,900 villages. To date, these centres have provided integrated animal husbandry services to more than 1.25 lakh milch animals. The initiative for the economic empowerment of women also continued apace: to date, 13,698 women have been organised under 905 self-help groups (SHG) with total savings of Rs 53.40 lakhs. Nearly 7,000 women have been gainfully employed either through micro-enterprises or as self-employed through income generation loans.

The Board of Directors, at its meeting in Kolkata on 26th October, 2007, approved the financial results for the quarter ended 30th September 2007, which are enclosed.

Nazeeb Arif
Vice-President
Corporate Communications

ITC Limited

Unaudited Financial Results for the Quarter and Half Year ended 30th September, 2007

(Rs. in Crores)

		Quarter ended 30.09.2007	Quarter ended 30.09.2006	Half Year ended 30.09.2007	Half Year ended 30.09.2006	Twelve months ended 31.03.2007 (Audited)
GROSS INCOME		5231.57	4682.60	10479.88	9371.45	19651.46
NET SALES TURNOVER	(1)	3273.38	2865.88	6567.21	5685.42	12179.22
OTHER INCOME	(2)	208.25	79.48	309.82	164.42	336.49
NET INCOME (1+2)		3481.63	2945.36	6877.03	5849.84	12515.71
Less:						
TOTAL EXPENDITURE	(3)	2347.59	1984.12	4614.89	3920.73	8565.73
a) (Increase) / decrease in stock-in-trade		15.88	(85.07)	14.96	(120.83)	(195.89)
b) Consumption of raw materials, etc.		1097.93	858.96	2156.94	1689.86	3705.96
c) Purchase of traded goods		342.46	435.44	687.39	840.62	1684.71
d) Employees cost		175.06	149.67	351.61	302.22	630.15
e) Depreciation		106.20	90.97	207.23	178.61	362.92
f) Other expenditure		610.06	534.15	1196.76	1030.25	2397.88
INTEREST (Net)	(4)	0.91	3.48	0.08	4.20	3.28
PROFIT BEFORE TAX (1+2-3-4)	(5)	1133.13	957.76	2262.06	1924.91	3926.70
Less						
PROVISION FOR TAXATION	(6)	362.26	278.16	708.32	593.03	1226.73
PROFIT AFTER TAX (5-6)	(7)	770.87	679.60	1553.74	1331.88	2699.97
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(8)	376.39	375.73	376.39	375.73	376.22
RESERVES EXCLUDING REVALUATION RESERVES	(9)	-	-	-	-	10003.78
EARNING PER SHARE (Rs.)	(10)					
On Profit after Tax						
- Basic (Rs.)		2.05	1.81	4.13	3.55	7.19
- Diluted (Rs.)		2.04	1.80	4.12	3.53	7.16
PUBLIC SHAREHOLDING	(11)					
- NUMBER OF SHARES		3734645541	3696501569	3734645541	3696501569	3706609279
- PERCENTAGE OF SHAREHOLDING		99.22	98.38	99.22	98.38	98.52

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 26th October, 2007.

(ii) Figures for the corresponding previous quarter, half year ended 30th September 2006 and year ended 31st March 2007 have been re-arranged, wherever necessary, to conform to the figures of the current quarter and half year.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) a) During this half year, Value Added Tax (VAT), central sales tax as applicable and trade tax in UP have been imposed on cigarettes and smoking mixtures. Consequently the Company's Cigarette and Smoking Mixture sales have been subject to additional taxation amounting to Rs. 404 Crores and Rs. 792 Crores for the quarter and half year ended 30th September, 2007 respectively. (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. Nil). Gross Income stated above is net of the incidence of these imposts.

b) Gross Income includes Rs. 1750 Crores and Rs. 3603 Crores for the quarter and half year ended 30th September, 2007 being Excise Duties and other Local Taxes (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. 1737 Crores and Rs. 3522 Crores respectively).

(v) During the quarter, 17,20,940 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up Share Capital of the Company as on 30th September, 2007 stands increased to Rs. 376,39,43,720.

(vi) During the quarter, 1 investor complaint was received, which was promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vii) Provision for Taxation includes Rs. 4.58 Crores and Rs. 13.34 Crores for Fringe Benefit Tax for the quarter and half year ended 30th September, 2007 respectively. (Corresponding previous quarter and half year ended 30th September, 2006 - Rs. 3.17 Crores and Rs. 6.25 Crores respectively).

(viii) Consequent to purchase of 2,16,25,455 shares of Technico Pty Ltd, Australia (Technico) by Russell Credit Ltd (Russell Credit, a wholly owned investment subsidiary of the Company), Technico and its six wholly owned subsidiaries became wholly owned subsidiaries of Russell Credit and also of the Company, effective 17th August, 2007.

(ix) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2007 which needs to be explained.

ITC LIMITED

Unaudited Segment-wise Revenue, Results and Capital Employed for the
Quarter and Half Year ended 30th September, 2007

(Rs. in Crores)

	Quarter ended 30.09.2007	Quarter ended 30.09.2006	Half Year ended 30.09.2007	Half Year ended 30.09.2006	Twelve months ended 31.03.2007 (Audited)
1. Segment Revenue					
a) FMCG - Cigarettes - Gross	3271.71	3101.74	6713.20	6260.94	12833.70
- Net	1573.73	1409.71	3211.41	2829.57	5894.90
- Others - Gross	587.00	409.60	1129.24	769.28	1704.39
- Net	587.00	409.60	1129.24	769.28	1704.39
Total FMCG - Gross	3858.71	3511.34	7842.44	7030.22	14538.09
- Net	2160.73	1819.31	4340.65	3598.85	7599.29
b) Hotels - Gross	226.10	200.96	447.33	399.73	985.67
- Net	208.06	183.86	411.94	366.02	905.84
c) Agri Business - Gross	740.73	847.02	2127.39	1927.90	3501.28
- Net	740.73	847.02	2127.39	1927.90	3501.28
d) Paperboards, Paper & Packaging - Gross	614.53	522.00	1140.71	1023.48	2100.06
- Net	559.56	475.65	1036.34	931.80	1910.58
Total - Gross	5440.07	5081.32	11557.87	10381.33	21125.10
- Net	3669.10	3325.84	7918.32	6824.57	13916.99
Less : Inter-segment revenue - Gross	416.75	478.20	1387.81	1174.30	1810.13
- Net	395.72	459.96	1351.11	1139.15	1737.77
Gross sales / Income from operations	5023.32	4603.12	10170.06	9207.03	19314.97
Net sales / Income from operations	3273.38	2865.88	6567.21	5685.42	12179.22
2. Segment Results					
a) FMCG - Cigarettes	863.80	786.63	1802.90	1602.19	3172.15
- Others	(36.52)	(48.98)	(81.16)	(107.16)	(201.99)
Total FMCG	827.28	737.65	1721.74	1495.03	2970.16
b) Hotels	66.03	57.78	130.29	115.33	350.78
c) Agri Business	9.95	46.09	64.43	93.22	123.55
d) Paperboards, Paper & Packaging	125.56	110.86	212.14	215.48	416.78
Total	1028.82	952.38	2128.60	1919.06	3861.27
Less : i) Interest (Net)	0.91	3.48	0.08	4.20	3.28
ii) Other un-allocable income net of un-allocable expenditure	(105.22)	(8.86)	(133.54)	(10.05)	(68.71)
Total Profit Before Tax	1133.13	957.76	2262.06	1924.91	3926.70
3. Capital Employed					
a) FMCG - Cigarettes *			2272.85	1689.19	1996.70
- Others			1547.38	910.88	962.26
Total FMCG			3820.23	2600.07	2958.96
b) Hotels			1686.42	1385.86	1466.25
c) Agri Business			1066.87	970.81	1480.00
d) Paperboards, Paper & Packaging			2847.18	2047.00	2559.46
Total Segment Capital Employed			9420.70	7003.76	8464.67

*Before considering provision of Rs. 551 Crores (30.09.2006 - Rs. 475 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Greeting, Gifting & Stationery, Matches and Agarbattis.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) a) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / half year are after absorbing costs relating to the strategic e-Choupal initiative.

b) The performance of the Agri Business segment was adversely impacted during the quarter as a consequence of the Company having to dispose off agri commodities in the domestic market at prices lower than those paid to farmers through the e-Choupal network. This was due to ban on exports and imports at nil duties which along with subsidized auction sales depressed the prices in the domestic market. Further the rupee appreciation affected realizations on US $ denominated exports.

(5) Figures for the corresponding previous quarter, half-year ended 30th September 2006 and year ended 31st March 2007 have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 26th October, 2007
Place : Kolkata, India

For and on behalf of the Board

Chairman

END